Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 13 DATED JULY 15, 2022
TO THE PROSPECTUS DATED NOVEMBER 2, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated November 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide updates on our investment portfolio;
•to disclose recent acquisitions of certain properties;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of August 1, 2022;
•to disclose the calculation of our June 30, 2022 net asset value (“NAV”) per share for all share classes; and
•to provide an update on the status of our Offering.

Investment Portfolio Updates for the Month Ending June 30, 2022
As of June 30, 2022, our portfolio consisted of 89% real estate properties, 6% real estate-related loans and securities, and the remainder in cash and cash equivalents. Our real estate properties consisted of multifamily (55%), alternatives (17%), office (17%), logistics (6%) and single-family rental (5%).

Recent Acquisitions
During June 2022, we acquired 49 single-family rental properties, growing our portfolio to a total of 376 homes with an aggregate purchase price of $99 million as of June 30, 2022. We also acquired 13 individual positions in CMBS bonds totaling approximately $38 million. As of June 30, 2022, our real estate-related loans and securities consist of 22 investments with an aggregate fair value of approximately $124 million.
August 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2022 (and repurchases as of July 31, 2022) is as follows:

Transaction Price (per share)
Class S	$13.7215
Class I	$13.8110
Class T	$13.8110
Class D	$13.7139
The August 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

June 30, 2022 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2022 along with the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of June 30, 2022:

Components of NAV	June 30, 2022
Investments in real properties	$1,788,082,635
Investments in real estate-related loans and securities	123,541,399
Investments in unconsolidated entities	96,119,013
Cash and cash equivalents	93,577,056
Restricted cash	85,833,626
Other assets	35,016,857
Debt obligations	(1,080,075,078)
Accrued performance fee	(8,231,219)
Accrued stockholder servicing fees(1)	(279,908)
Management fee payable	(1,015,793)
Dividend payable	(4,157,652)
Subscriptions received in advance	(77,634,769)
Other liabilities	(25,356,469)
Non-controlling interests in joint ventures	(21,089,484)
Net asset value	$1,004,330,214
Number of shares/units outstanding	72,988,027

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of June 30, 2022, we have accrued under GAAP approximately $23.7 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2022:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class T Shares	Class D Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$412,308,735	$454,799,441	$94,565,755	$41,634,362	$—	$29,897	$992,024	$1,004,330,214
Number of shares/units outstanding	30,048,463	32,930,126	6,992,925	2,944,182	—	2,180	70,151	72,988,027
NAV Per Share/Unit as of June 30, 2022	$13.7215	$13.8110	$13.5231	$14.1412	$—	$13.7139	$14.1412

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by parties other than the Company.

As of June 30, 2022, we had not sold any Class T shares.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.2%	4.8%
Office	7.7%	6.7%
Logistics	5.8%	4.9%
Alternatives	5.0%	4.8%

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values	Logistics Investment Values	Alternatives Investment Values
Discount Rate	.25% Decrease	2.0%	2.0%	2.1%	2.1%
(weighted average)	.25% Increase	(1.9)%	(1.8)%	(2.1)%	(1.8)%
Exit Capitalization Rate	.25% Decrease	3.6%	2.5%	3.8%	3.6%
(weighted average)	.25% Increase	(3.2)%	(2.3)%	(3.3)%	(3.0)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines, single family-rental properties, and our unconsolidated interest in Principal Place.

The following table provides a breakdown of the major components of our total NAV as of May 31, 2022:

Components of NAV	May 31, 2022
Investments in real properties	$1,758,351,660
Investments in real estate-related loans and securities	75,317,458
Investments in unconsolidated entities	102,652,218
Cash and cash equivalents	46,921,612
Restricted cash	147,053,337
Other assets	18,995,947
Debt obligations	(1,088,670,052)
Accrued performance fee	(8,101,205)
Accrued stockholder servicing fees(1)	(269,487)
Management fee payable	(2,276,927)
Dividend payable	(3,781,504)
Subscriptions received in advance	(139,303,249)
Other liabilities	(25,239,555)
Non-controlling interests in joint ventures	(20,846,920)
Net asset value	$860,803,333
Number of shares/units outstanding	61,754,570

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of May 31, 2022, we had accrued under GAAP approximately $22.3 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2022:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class T Shares	Class D Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$387,522,245	$63,910,624	$86,011,734	$39,079,582	$—	$—	$284,279,148	$860,803,333
Number of shares/units outstanding	28,124,296	4,611,126	6,335,034	2,741,493	—	—	19,942,621	61,754,570
NAV Per Share/Unit as of May 31, 2022	$13.7789	$13.8601	$13.5772	$14.2549	$—	$—	$14.2549

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by parties other than the Company.

As of May 31, 2022, we had not sold any Class T or Class D shares.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold (i) 33,384,210 shares of our common stock (consisting of 11,140,362 Class S shares, 22,241,668 Class I shares and 2,180 Class D shares; no Class T shares have been issued or sold) in our primary offering for total proceeds of $451,390,501 and (ii) 659,952 shares of our common stock (consisting of 514,844 Class S shares and 145,108 Class I shares; no Class T or Class D shares had been issued or sold as of the applicable date) pursuant to our distribution reinvestment plan for a total value of $8,555,445. We intend to continue selling shares in the Offering on a monthly basis.